Mail Stop 4561

October 22, 2008

Michael A. Arends
Chief Financial Officer
Marchex, Inc.
413 Pine Street, Suite 500
Seattle, WA 98101

> **Re: Marchex, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **File No. 000-50658**

Dear Mr. Arends:

We have reviewed your response letter dated October 7, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Exhibit Index

1. We note your response to comment 3 of our letter dated September 23, 2008. In order to better understand the nature of your arrangements with Yahoo and Yellowbook and the potential need for additional disclosure in the Form 10-K, please provide us with a description of the material terms of your arrangements with Yahoo and Yellowbook and qualitative and quantitative descriptions of the impact the arrangements have on your operations, including your liquidity position.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions regarding the above comment. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director